                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (FINAL AMENDMENT)*

                          AMYLIN PHARMACEUTICALS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   032346 10 8
                                 (CUSIP Number)

                              James J. Bergin, Esq.
                                Johnson & Johnson
                           One Johnson & Johnson Plaza
                             New Brunswick, NJ 08933
                                 (723) 524-2383

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 28, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

/ /


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

                                  SCHEDULE 13D

----------------------                                        -----------------
CUSIP NO. 032346 10 8                                         PAGE 2 OF 6 PAGES
----------------------                                        -----------------

-------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Johnson & Johnson                                   22-1024240
-------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)
                                                                            / /
                                                                            (b)
                                                                            / /

-------------------------------------------------------------------------------
    3   SEC USE ONLY

-------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

                 AF
-------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  / /

-------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 New Jersey
-------------------------------------------------------------------------------
      NUMBER OF          7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                      ---------------------------------------------------------
                         8  SHARED VOTING POWER

                                     3,105,857
                      ---------------------------------------------------------
                         9  SOLE DISPOSITIVE POWER

                                     -0-
                      ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                                     3,105,857
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,105,857
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 4.94%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                 CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                                     -----------------
CUSIP NO. 032346 10 8                                         PAGE 3 OF 6 PAGES
-------------------------                                     -----------------


-------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                 Johnson & Johnson Development Corporation           22-2007137
-------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)
                                                                            / /
                                                                            (b)
                                                                            / /


-------------------------------------------------------------------------------
    3   SEC USE ONLY


-------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

                 WC
-------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  / /


-------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 New Jersey
-------------------------------------------------------------------------------
      NUMBER OF          7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                      ---------------------------------------------------------
                         8  SHARED VOTING POWER

                                     3,105,857
                      ---------------------------------------------------------
                         9  SOLE DISPOSITIVE POWER

                                     -0-
                      ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                                     3,105,857
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,105,857
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 4.94%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                 CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP 032346 10 8                                             Page 4 of 6 Pages


                         Final Amendment to Schedule 13D

         This Statement amends Item 5 of the Statement on Schedule 13D (the "Schedule 13D") relating to the shares of Common Stock, $.001 par value, of Amylin Pharmaceuticals, Inc., a Delaware corporation (the "Company") originally filed with the Securities and Exchange Commission on October 6, 1995 by Johnson & Johnson ("J&J") and Johnson & Johnson Development Corporation ("JJDC"), both New Jersey corporations. Capitalized terms used but not otherwise defined herein have the same meaning as in the Schedule 13D.


Item 5.           Interest in Securities of the Issuer:

                  Item 5 is hereby amended by deleting the information in Item 5 of the Schedule 13D and substituting in lieu the information below.

                      (a) As of the date hereof, J&J and JJDC each had beneficial ownership of an aggregate 3,105,857 shares of Common Stock, which constituted approximately 4.94% of the outstanding shares of Common Stock of the Company. The percentage amount set forth above is based upon the number of shares of Common Stock issued and outstanding as of August 4, 2000, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

                      (b) J&J and JJDC each have shared power to vote and shared power to dispose of all shares described in paragraph (a) above.

                      (c) There were no transactions in the Common Stock of the Company effected by J&J during the past sixty days. Set forth below is a list of the transactions in the Common Stock of the Company effected by JJDC since Amendment No. 4 to the Schedule 13D was filed. Each transaction was a sale of Common Stock affected over the counter through a broker:

                                  TRADE DATE                # SHARES                   PRICE/ SHARE
                           ------------------------------------------------------------------------------
                                  02/24/00                  17,500                        $13.2500
                                  02/28/00                   5,000                        $14.0000
                                  02/29/00                  40,000                        $14.0156
                                  03/01/00                 140,000                        $15.2143
                                  03/03/00                  85,000                        $16.5662
                                  03/06/00                 100,000                        $17.3969
                                  03/07/00                  15,000                        $17.8750
                                  06/21/00                  25,000                        $12.5000
                                  06/22/00                  25,000                        $13.5000

CUSIP 032346 10 8                                             Page 5 of 6 Pages

                                  08/14/00                   5,000                        $14.0625
                                  08/16/00                  10,000                        $13.5938
                                  08/17/00                   5,000                        $13.6250
                                  08/21/00                  10,000                        $13.6875
                                  08/22/00                  10,000                        $14.0125
                                  08/23/00                  17,500                        $14.1964
                                  08/24/00                  52,500                        $14.0381
                                  08/25/00                  65,000                        $13.9538
                                  08/28/00                  20,000                        $13.9375
                                  08/29/00                  22,500                        $13.4167
                                  08/30/00                  10,000                        $13.3750
                                  08/31/00                  45,000                        $13.5000
                                  09/01/00                  30,000                        $13.5938
                                  09/05/00                  25,000                        $14.0000
                                  09/06/00                  27,500                        $13.3977
                                  09/07/00                  50,000                        $13.6363

                           To the best knowledge of J&J and JJDC, no director or executive officer of J&J or JJDC beneficially owns any shares of Common Stock or other securities of the Company. Neither J&J nor JJDC is aware of any other transaction in such securities during the past sixty
                           (60) days by any of its executive officers or directors.

                      (d)  Not applicable.

                      (e) JJDC sold approximately one percent (1%) of the Common Stock on August 28, 2000. The Reporting persons ceased to be the owner of more than five percent (5%) of the Common Stock on September 7, 2000, when the percentage of Common Stock beneficially held by the Reporting Persons was reduced to four point nine four percent (4.94%) of the outstanding Common Stock. The percentage amounts set forth above are based upon the number of shares of Common Stock issued and outstanding as of August 4, 2000, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000. Consequently, this is a final amendment to the
                           Schedule 13D.

CUSIP  032346 10 8                                             Page 6 of 6 Pages



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          JOHNSON & JOHNSON



Dated:  September 12, 2000                By   /s/  M. Ullmann
                                               --------------------------------
                                               Name:  Michael Ullmann
                                               Title: Secretary


                                          JOHNSON & JOHNSON DEVELOPMENT
                                              CORPORATION



Dated:  September 12, 2000                By   /s/  J. J. Bergin
                                               --------------------------------
                                               Name:  James J. Bergin
                                               Title: Assistant Secretary